

SECUR[illegible] [illegible]ION

05041729


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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46718 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPE, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

143 Rowayton Avenue
(No. and Street)

Rowayton Connecticut 06853
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Bantz 203-831-2970
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalessio, Cascio & Company, LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza, Suite 2004 New York, NY 10122
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 07 2005

THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Charles Bantz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPE, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Member and Supervising Principal

Title



Notary Public

My commission expires 8/31/2005

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CPE, LLC AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2004

## CPE, LLC and Subsidiary

## Index to Report Pursuant to Rule 17a-5

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

## Independent Auditor's Report

To the members of
CPE, LLC and Subsidiary
Rowayton, CT

We have audited the accompanying consolidated statement of financial condition of CPE, LLC and Subsidiary as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of CPE, LLC and Subsidiary as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic consolidated statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated statement of financial condition taken as a whole.



New York, New York
February 22, 2005

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

## CPE, LLC and Subsidiary

## Consolidated Statement of Financial Condition

*December 31, 2004*

### ASSETS

| | |
|---|---|
| CASH | $ 270,467 |
| FEES RECEIVABLE | 6,458,806 |
| DUE FROM MEMBERS | 183,072 |
| OTHER ASSETS | 10,023 |
| TOTAL ASSETS | $ 6,922,368 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| ACCOUNTS PAYABLE | $ 18,943 |
| COMMISSIONS PAYABLE | 551,812 |
| TOTAL LIABILITIES | 570,755 |
| MEMBERS' EQUITY | 6,351,613 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 6,922,368 |

The accompanying notes are an integral part of this consolidated statement of financial condition.

# CPE, LLC and Subsidiary

## Notes to Consolidated Statement of Financial Condition

### 1. ORGANIZATION AND BUSINESS

CPE, LLC ("CPE") is a limited liability company established in the State of Connecticut. CPE is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). CPE's business activities include raising capital from institutional investors for investment funds or advisors and consulting services to Registered Investment Advisors. CPE operates from offices in Connecticut and California.

During 2004, CPE (UK) Limited ("CPE (UK)") became a wholly owned subsidiary of CPE. CPE (UK) is a private limited company incorporated under the laws of the United Kingdom with an office in London, England. CPE (UK) was formed to establish a European presence to further market the activities of CPE. On June 24, 2004, CPE (UK) became registered with the Financial Services Authority (the "FSA"). CPE and CPE (UK) are herein referred to as the "Company".

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. The estimates include assessing the collectibility of fee receivables and other assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

# CPE, LLC and Subsidiary

## Notes to Consolidated Statement of Financial Condition

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income Taxes

CPE is a Limited Liability Corporation for U.S. federal and state income tax reporting. The members are responsible for the payment of income taxes. CPE uses the cash method for income tax reporting and the accrual basis for financial reporting.

CPE (UK) is a limited company subject to certain taxes based on income in accordance with laws of the United Kingdom.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2004. As of December 31, 2004, the Company had cash balances at two major commercial banks. At times the Company maintains over $100,000 in one the bank accounts which is in excess of federally insured (FDIC) amounts.

Translation of Foreign Financial Statements

The assets and liabilities of the CPE (UK) are translated into U.S. dollars at exchange rates as of the date of the consolidated statement of financial condition.

### 3. FEES RECEIVABLE

Fees receivable are contractually due to be paid to the Company as follows:

| | |
|---|---|
| 2005 | $ 4,267,450 |
| 2006 | 1,855,939 |
| 2007 | 335,417 |
| | $ 6,458,806 |

The Company has complied with the provisions of the NASD's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2004, $551,812 of fees receivable have been included in the computation of net capital.

## 3. FEES RECEIVABLE (cont'd)

The Company performs periodic credit evaluations of its customer's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, such losses have been within management's expectations. At December 31, 2004, management did not believe that an allowance for doubtful accounts was required.

## 4. COMMISSIONS PAYABLE

CPE has commission arrangements with former members and outside consultants (the "Consultants"). The arrangements provide for payments to be made to the Consultants when and if CPE receives payment from the associated clients. As of December 31, 2004, commissions payable amounted to $551,812.

In accordance with the NASD's Notice to Members 84-48, the current portion of the commissions payable amounting to $391,976, was included in the calculation of aggregate indebtedness for purposes of computing minimum net capital plus an additional 1% of the remaining commissions payable.

Commissions payable are due to be paid, subject to collection by CPE of the related fee receivables, as follows:

| | |
|---|---|
| 2005 | $ 391,979 |
| 2006 | 139,251 |
| 2007 | 20,582 |
| | $ 551,812 |

## 5. COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company has entered into operating leases for its office spaces. Future minimum payments under these operating leases are as follows:

| | |
|---|---|
| 2005 | $ 49,984 |
| 2006 | 20,826 |
| | $ 70,810 |

## 6. RELATED PARTY TRANSACTIONS

CPE and the managing member, C.P. Eaton & Associates, Inc ("CPEA"), have entered into a service agreement dated March 31, 2002 (the "Service Agreement"), whereby CPEA shall provide CPE the use of office space, utilities, furnishings, office equipment, support staff and related benefits, accounting and financial management, legal fees, and insurance coverage. Direct expenses and a ratable allocation of indirect expenses related to these services are included in the amount charged to CPE by CPEA.

## 7. NET CAPITAL REQUIREMENT

CPE is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that CPE maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2004, CPE had net capital of $133,384 which exceeded the statutory requirements by $105,655. CPE's ratio of aggregate indebtedness to net capital was 2.94 to 1 at December 31, 2004.

## 8. CONCENTRATION

For the year ended December 31, 2004, three customers accounted for 48.55%, 33.72% and 12.39%, for an aggregate of approximately 94.66%, of fee receivables at December 31, 2004.

## 9. CONSOLIDATED SUBSIDIARY

The following is a summary of the financial information of CPE (UK):

| | |
|---|---|
| Total assets | $ 145,776 |
| Shareholder's capital | 109,580 |

CPE (UK) shareholder's capital is not included as capital for purposes of calculating CPE's net capital in accordance with SEC Uniform Net Capital Rule (Rule 15c3-1).

## 10. SUBSEQUENT EVENTS

In January 2005, CPE made distributions and other payments to members of $838,499.

## CPE, LLC and Subsidiary

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

*December 31, 2004*

| | |
|---|---|
| Computation of Net Capital: | |
| Total consolidated member equity | $ 6,351,613 |
| Deduct foreign subsidiary equity not allowable for net capital | (109,580) |
| Total members' equity qualified for net capital | 6,242,033 |
| Deductions and/or Charges: | |
| Nonallowable assets: | |
| Fees receivable, net of allowable portion of $551,812 | 5,906,994 |
| Due from members | 183,072 |
| CPE advances to CPE (UK) | 17,253 |
| Other assets | 1,330 |
| Net Capital | $ 133,384 |
| Minimum Net Capital Requirement: | |
| 6 2/3% of aggregate indebtedness of $391,979 | $ 26,131 |
| One percent of commissions payable due after current year (one percent of $159,833 ) | 1,598 |
| Required Net Capital | $ 27,729 |
| Excess Net Capital | $ 105,655 |
| AGGREGATE INDEBTEDNESS: | |
| Commission payable - current | $ 391,976 |
| Total aggregate indebtedness | $ 391,976 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 2.94 to 1 |

STATEMENT PURSUANT TO SEC RULE 17A-5(D) (4):

There were no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2004 Form X-17A-5 Part IIA filing.